NABRIVA THERAPEUTICS PLC

56 FITZWILLIAM SQUARE

DUBLIN 2, IRELAND

May 18, 2017

Via EDGAR and e-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attn:	Suzanne Hayes

Re:	Acceleration Request of Nabriva Therapeutics plc (the “Company”)
Registration Statement on Form S-4
File No. 333-217315

Dear Ms. Hayes:

The Company hereby requests, pursuant to conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (ET) on Monday, May 22, 2017, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew P. Gilbert of DLA Piper LLP (US) with any questions or comments at (973) 520-2553.  Thank you for your assistance with this filing.

NABRIVA THERAPEUTICS PLC

By:	/s/ Colin Broom
Name:	Colin Broom
Title:	Chief Executive Officer

cc:	Andrew P. Gilbert, Esq. (via e-mail)
Sanjay M. Shirodkar, Esq. (via e-mail)